EXHIBIT 99.21

CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Neil Liddell, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 (ii) the “Technical Report on the Stratoni Project – Pb Zn Ag Deposit, northern Greece” dated September 21, 2010 for European Goldfields prepared in accordance with the requirements of NI43-101 and (iii) the “Certej Updated Definitive Feasibility Study” dated February 26, 2009 and the description of all mineral reserves of the Olympias, Stratoni and Certej properties and of extracts from or a summary of  the technical reports and other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Neil Liddell
Neil Liddell, MIMMM